September 27, 1999


AmeriPrime Advisors Trust
1793 Kingswood Drive
Southlake, Texas  76092

Gentlemen:

         The undersigned hereby purchases 5,000 shares of the StoneRidge Equity Fund at $10.00 per share, and 5,000 shares of the StoneRidge Small Cap Equity Fund at $10.00 per share, representing a total investment of $100,000 in the shares of the series of AmeriPrime Advisors Trust. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.

                                        Highcrest Partners, LP

                                        By: _/s/__________________________
                                        Name:  James E. Minnick

                                        Title:  President of the General Partner